Exhibit 21.1

List of Subsidiaries of

Restoration Robotics, Inc.

Name	Jurisdiction of Incorporation or Organization
Restoration Robotics, Inc. Limited	Hong Kong
Restoration Robotics Europe Limited	United Kingdom
Restoration Robotics Korea Yuhan Hoesa	Republic of Korea